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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)

                                (Amendment No. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                                 PANSOURCE B.V.
                            EVEREST ACQUISITION CORP.
                              KONINKLIJKE KPN N.V.
                                KPN TELECOM B.V.
                                   (Offerors)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    298801101
                       (CUSIP Number of Class Securities)

                              JAN-ROELOF STIENSTRA
                              PROJECT MANAGER, M&A
                              KONINKLIJKE KPN N.V.
                                   MAANPLEIN 5
                               2516 CK, THE HAGUE
                                 THE NETHERLANDS
                                 +31-70-343-4595

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               ERIC S. SHUBE, ESQ.
                                  ALLEN & OVERY
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                       USA
                                 +1-212-610-6300

                           CALCULATION OF FILING FEE:
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       Transaction valuation*                            Amount of filing fee
             $14,067,483                                        $1,294
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[X]    Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid:              $1,903.55
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Form or Registration No.:            Schedule TO
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Filing Party:                        Pansource B.V., Everest  Acquisition Corp.,
                                     Koninklijke KPN N.V. and KPN Telecom B.V.
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Date Filed:                          February 20, 2002
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[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



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* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and
(b) the price offered per share.

                                   SCHEDULE TO

         This Amendment No. 5 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on February 20, 2002, as amended by Amendment No. 1 filed on March 4, 2002, Amendment No. 2 filed on March 12, 2002, Amendment No. 3 filed on March 20, 2002 and Amendment No. 4 filed on March 28, 2002, which relates to the offer by Everest Acquisition Corp., a Delaware corporation ("Everest Acquisition") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation ("EuroWeb"), at a price of $2.70 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002, as amended by the Supplement thereto dated March 20, 2002, and in the related revised Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 5 is being filed on behalf of Everest Acquisition, Pansource, KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN, and KPN. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         KPN recently learned of a revised offer by Peter Klenner of Amtel Hang es Internet Kommunikacio Magyarorszag Kft. ("Amtel") for KPN's shares in EuroWeb. The revised offer contains the same terms as Mr. Klenner's earlier offer except that the consideration offered is $3.00 per share rather than $2.50. On April 3, 2002 in connection with KPN's consideration of this revised offer a representative of KPN asked the Special Committee of EuroWeb's board of directors whether it would approve Amtel's proposal. On that date counsel for the Special Committee responded that (1) the Special Committee had insufficient information to evaluate Amtel's proposal as Amtel's proposal lacks information with respect to Mr. Klenner's and Amtel's backgrounds and the financing and structure for Amtel's proposal and (2) the Special Committee would not be prepared to support any transaction that does not give value to EuroWeb's assets, present business operations and future prospects or any proposal that suggests that EuroWeb's existing funds will be used in whole or in part to finance the transaction. On the basis that KPN has not received sufficient evidence that Amtel has the means to finance its offer or that the Special Committee would support the subsequent merger with EuroWeb contemplated by Amtel's offer, KPN rejected Amtel's offer.

         Reference is made to the press release included as Exhibit (a)(1)(Q) hereto, which is incorporated herein by reference.

ITEM 12. EXHIBITS

*(a)(1)(A)        Offer to Purchase dated February 20, 2002.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and other Nominees.
*(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press release issued by KPN, dated February 20, 2002,
                  announcing the commencement of the Offer.

*(a)(1)(H)        Summary Advertisement published February 20, 2002.
*(a)(1)(I)        Press release issued by PanTel Rt. on February 20, 2002.
*(a)(1)(J)        Press release issued by KPN, dated March 20, 2002.
*(a)(1)(K)        Supplement to the Offer to Purchase, dated March 20, 2002.
*(a)(1)(L)        Revised Letter of Transmittal.
*(a)(1)(M)        Revised Notice of Guaranteed Delivery.
*(a)(1)(N)        Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.
*(a)(1)(O)        Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(P)        Press release issued by KPN, dated March 28, 2002.
(a)(1)(Q)         Press release issued by KPN, dated April 4, 2002.
*(a)(5(i)         Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et
                  al. filed in the Court of Chancery of the State of Delaware on
                  February 25, 2002.
*(a)(5)(ii)       Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al.
                  filed in the Court of Chancery of the State of Delaware on
                  March 5, 2002.
*(a)(5)(iii)      Memorandum of Understanding, dated March 19, 2002.
*(b)              Credit Facility Agreement dated February 19, 2002 by and
                  between Everest Acquisition Corp. and Telki Holding B.V.
*(d)(1)           Amended and Restated Subscription Agreement dated as of
                  November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix
                  II to Schedule 14A filed by the Company with the SEC on December 15, 1999.
*(d)(2)           Amended and Restated Option Agreement dated as of November 19,
                  1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(g)               Not applicable.
(h)               Not applicable.

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*     Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                       EVEREST ACQUISITION CORP.

                                       By:  /s/ J.R. Stienstra
                                            -----------------------------------
                                            Name: Mr. J.R. Stienstra
                                            Title: Vice-Chairman

                                       PANSOURCE B.V.

                                       By:  /s/ S.G.J. Van Loosdrecht
                                            -----------------------------------
                                            Name: Mr. S.G.J. Van Loosdrecht
                                            Title: Director

                                       KONINKLIJKE KPN N.V.

                                       By:  /s/ A.J. Scheepbouwer
                                            -----------------------------------
                                            Name: Mr. A.J. Scheepbouwer
                                            Title: CEO Royal Dutch KPN N.V.

                                       KPN TELECOM B.V.

                                       By:  /s/ A.J. Scheepbouwer
                                            -----------------------------------
                                            Name: Mr. A.J. Scheepbouwer
                                            Title: CEO Royal Dutch KPN N.V.

Dated: April 4, 2002

                                  EXHIBIT INDEX
EXHIBIT NO.       DESCRIPTION

*(a)(1)(A)        Offer to Purchase dated February 20, 2002.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and other Nominees.
*(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press release issued by KPN, dated February 20, 2002,
                  announcing the commencement of the Offer.
*(a)(1)(H)        Summary Advertisement published February 20, 2002.
*(a)(1)(I)        Press release issued by PanTel Rt. on February 20, 2002.
*(a)(1)(J)        Press release issued by KPN, dated March 20, 2002.
*(a)(1)(K)        Supplement to the Offer to Purchase, dated March 20, 2002.
*(a)(1)(L)        Revised Letter of Transmittal.
*(a)(1)(M)        Revised Notice of Guaranteed Delivery.
*(a)(1)(N)        Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.
*(a)(1)(O)        Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(P)        Press release issued by KPN, dated March 28, 2002.
(a)(1)(Q)         Press release issued by KPN, dated April 4, 2002.
*(a)(5(i)         Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et
                  al. filed in the Court of Chancery of the State of Delaware on
                  February 25, 2002.
*(a)(5)(ii)       Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al.
                  filed in the Court of Chancery of the State of Delaware on
                  March 5, 2002.
*(a)(5)(iii)      Memorandum of Understanding, dated March 19, 2002.
*(b)              Credit Facility Agreement dated February 19, 2002 by and
                  between Everest Acquisition Corp. and Telki Holding B.V.
(c)               Not applicable.
*(d)(1)           Amended and Restated Subscription Agreement dated as of
                  November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix
                  II to Schedule 14A filed by the Company with the SEC on December 15, 1999.
*(d)(2)           Amended and Restated Option Agreement dated as of November 19,
                  1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(e)               Not applicable.
*(f)              Section 262 of the General Corporation Law of the State of
                  Delaware (included as Schedule II to the Offer to Purchase).
(g)               Not applicable.
(h)               Not applicable.

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*     Previously filed.